November 16, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Mail Stop 3233

Attn:    Jennifer Monick, Assistant Chief Accountant

    Isaac Esquivel, Staff Accountant

Dear Ms. Monick:

Anworth Mortgage Asset Corporation, a Maryland corporation (“the Company”), is filing today via EDGAR this letter which responds to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2015, filed via EDGAR on February 26, 2016, as set forth in the Staff’s letter, dated November 9, 2016 (the “Comment Letter”), addressed to Mr. Charles J. Siegel, Chief Financial Officer of the Company. For your convenience, we have repeated the Staff’s comments and provided the response of the Company in bold immediately thereafter.

General

1.	Please revise future annual reports to include a Schedule IV for your investments in residential mortgage loans held-for-investment, or tell us how you determined this information is not necessary. Please refer to Rule 12-29 of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comments. The Company believes that it has provided all the information required in Schedule IV within Note 4 of our Consolidated Financial Statements. However, we will revise future annual reports to include all this information within Schedule IV to be shown as a separate schedule.

Our Investment Strategy, page 5

2.	We note your disclosure on pages 5-6 that you have a maximum net exposure to any single lender of approximately 8.1% of your equity. In future Exchange Act reports, please disclose the names of lenders that hold collateral in excess of 5% of stockholders’ equity.

Response:

The Company respectfully acknowledges the Staff’s comments. Per Regulation 210.4-08(m) (iii) of Regulation S-X, “If, as of the most recent balance sheet date, the amount at risk under repurchase agreements with any individual counterparty or group of related counterparties exceeds 10% of stockholders’ equity, disclose the name of each such counterparty or group of counterparties, the amount of risk with each, and the weighted average maturity of the repurchase agreements with each…” As the maximum net exposure to any single lender as disclosed on pages 5-6 of Form 10-K was less than 10%, the Company believes that it has complied with this Regulation.

Division of Corporate Finance

U.S. Securities and Exchange Commission

November 16, 2016

Consolidated Statements of Operations, page F-4

3.	Please revise your consolidated statements of operations in future filings to present net interest income and net interest income after provision for loan losses. Other income, including rental income, should be disclosed separately from net interest income. Please refer to Article 9 of Regulation S-X and SAB Topic 11K. Alternatively, please tell us how you determined your presentation is appropriate and tell us the authoritative accounting literature you relied upon.

Response:

The Company respectfully acknowledges the Staff’s comments. In preparing its statement of operations, the Company does not believe Article 9 of Regulation S-X, as extended in SAB Topic 11K, is applicable. As disclosed in its financial statements, the Company is a REIT that invests in multiple types of assets, including loans, securities and direct investments in real estate properties. The Company is not, however, a bank holding company, bank or other depository institution. Since the Company is not a bank holding company (which is the only type of entity to which Article 9 of Regulation S-X applies) or depository lending institution (to which Article 9 was extended by SAB Topic 11K), the Company believes that Article 9 and SAB Topic 11K do not apply to it nor do we believe that they would be relevant to the Company’s operations. As the Company does not believe Article 9 of Regulation S-X and SAB Topic 11K apply, the Company followed generally accepted accounting practice to include in its revenue the income related to the functional components of its operations. As the Company invests in multiple types of assets including direct investments in real estate properties, the Company believes that it is appropriate to include rental income which represents the revenue derived from this functional component of its operations.

Note 8. Fair Values of Financial Instruments, page F-23

4.	We note your disclosure indicates that the fair value of your agency MBS, non-agency MBS and derivative instruments are based upon pricing service quotations or broker quotations. In future filings, please revise your disclosure to describe the valuation techniques used to determine the fair value of each of these instruments categorized within Level 2. Refer to ASC 820-10-50-2 (bbb).

Response:

The Company respectfully acknowledges the Staff’s comments. The valuation techniques, including the judgments or assumptions that are used by the Company in arriving at the fair value of its MBS and its derivative instruments, are as follows:

The fair values for Agency MBS and TBA Agency MBS are based primarily on independent third-party bid price indications, which are provided by dealers who make markets in these instruments. These independent brokers receive trading data from several traders that participate in the active market for these securities (a multi-trillion dollar market) and directly observe numerous trades of securities similar to the securities owned by us. If the Company is unable to receive a price from a broker, the Company will use an independent third party pricing service. To validate the prices which the Company obtains, the Company evaluates the independent third-party pricing information, taking into account various factors such as coupon, prepayment experience, fixed/adjustable rate, coupon index, time to reset and issuing agency, among other factors. Based on these factors and based on our market knowledge and expertise, bond prices are compared to prices of similar securities provided by other brokers.

Division of Corporate Finance

U.S. Securities and Exchange Commission

November 16, 2016

The fair values for the Non-Agency MBS are based primarily on prices from independent well-known major financial brokers that make markets in these instruments (an over $1 trillion market) and pricing from independent pricing services. These market participants not only consider the characteristics of the type of security and its underlying collateral from observable market data but also take into consideration the historical performance data of the underlying collateral of that security, including loan delinquency, loan losses and credit enhancement. To validate the prices which the Company obtains, the Company considers and reviews a number of observable market data points including trading activity in the marketplace, and current market intelligence on all major markets, including benchmark security evaluations and bid list results from various sources. The Company compares the prices obtained from brokers against the prices received from the pricing services and vice-versa and reviews for reasonableness. Additionally, the Company analyzes the prices obtained on all bonds versus its internal models in order to determine the implied yields from the prices and compares these to current transactions in the marketplace. Based on the changes in bond prices from month-to-month, the Company determines the change in yields on all the non-agency bonds. The Company then bifurcates that change between changes in the yield curve and changes in the spread that each bond is trading relative to that curve. Thus, the Company is able to determine if pricing accurately reflects the spread changes in the marketplace. Based on the Company’s analysis, we make inquiries to the brokers and pricing services about the prices received from these parties and their valuation methods.

On the derivative instruments, the fair values for swaps entered into before September 9, 2013 are reported to us independently from independent dealers who are large financial institutions and are market makers for these types of instruments. For swap agreements, the LIBOR swap rate is observable at commonly quoted intervals over the full term of the swaps. For all cleared swap transactions (those entered into after Sept. 9, 2013, the pricing is provided through the central counterparty (large central clearing houses such as CME and LCH). For future contracts, the pricing is the end of business day quotation, which is also provided through a central counterparty (CME). To validate these prices, we compare the information to other sources such as Bloomberg.

In future filings, we will revise the Company’s disclosures to include this information and any other relevant information to describe the valuation techniques used to determine the fair value of each of the instruments categorized within Level 2.

The Company also acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company hopes that the foregoing information is responsive to the Staff’s comments and requests in the Comment Letter. You may contact the undersigned at (310) 255-4416 if you have questions regarding the foregoing responses. Thank you for your assistance on this matter.

Sincerely,

/s/ Charles J. Siegel
Charles J. Siegel
Chief Financial Officer Anworth Mortgage Asset Corporation

cc: Joseph Lloyd McAdams, Anworth Mortgage Asset Corporation